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October 19, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to comments provided to Kim Palmer on September 26, 2007 for Post-Effective Amendment No. 82 to the Registration Statement for ING Investors Trust (“Registrant”). Our summaries of the comments and our responses thereto are provided below.

The discussion below focuses on the ING American Funds Bond Portfolio’s Adviser (“ADV Class”), Institutional (“Class I”), Service (“Class S”) and Service 2 Class Prospectuses and their related Statement of Additional Information (“SAI”). Where applicable, conforming changes were made to the Prospectuses of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT PROSPECTUS

1.                                      Comment:      The Staff requests that the Registrant disclose the name of the affiliates referred to under the section entitled “Other Regulatory Matters” beginning on page 3 of the 8K supplement. In addition, the Staff has requested an explanation as to why the disclosure was removed for a separate series of the Registrant, ING LifeStyle Conservative Portfolio.

Response:      The Registrant has revised the supplement by removing this disclosure from the supplement. The Registrant believes that the disclosure in question is not material and is no longer relevant.

2.                                     Comment:      The Staff noted that due to new Rule 22c-2 information requirement, the Registrant may need to revise its language to satisfy the requirement.

Response:      The Registrant has revised the disclosure in compliance with Rule 22c-2.

3.                                      Comment:      The Staff has requested that the Registrant add the Registrant’s filing number on the back cover page of the Prospectus.

Response:       The disclosure has been added.

4.                                      Comment:      The Staff commented that the 12b-1 plans for ADV Class, Class S and Service 2 Class appear to be compensatory rather than reimbursement. Please advise or revise the section pertaining to these share classes.

Response:      The Registrant confirms that the 12b-1 plans for ADV Class, Class S and Service 2 Class are reimbursement arrangements and the disclosure has been amended to clarify this.

*              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

October 19, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP